March 17, 2025

Chiyuan Deng
Chief Executive Officer, Chief Financial Officer and Director
AB International Group Corp.
144 Main Street
Mt. Kisco, NY 10549

        Re: AB International Group Corp.
            Form 10-K for the Fiscal Year Ended August 31, 2024
            Response dated March 10, 2025
            File No. 000-55979
Dear Chiyuan Deng:

       We have reviewed your March 10, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any reference to a prior comment is to the comment in our
February 27, 2025 letter.

Form 10-K for the fiscal year ended August 31, 2024
General

1. We note your response to our prior comment one stating that the majority of your movie copyright business is outside of Hong Kong and the PRC and that there are only occasional purchases and sales in Hong Kong and the PRC. Please quantify for us the dollar amount of revenues and expenses related to the movie copyright business in Hong Kong and the PRC for the year ended August 31, 2024 and for the quarterly period ended November 30, 2024. Further, please tell us the geographic location of your operations related to the NFT licenses.
 March 17, 2025
Page 2

        Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction